

3/b



08025586

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50006

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01-01-07_____ AND ENDING____12-31-07_____

                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: South Atlantic Enterprises, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

_____1318 Dale Street, Suite 110-C_____
                                     (No. and Street)

_____Raleigh_____NC_____27605_____
         (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__Robert L. Abbott, Jr._____919-821-3351_____
                                                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___McKnight, Wood & Guy, P.A._____
                      (Name – *if individual, state last, first, middle name*)

___211 E. Six Forks Road, Ste. 112_____Raleigh_____NC_____27609 ._____
      (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 1 3 2008

**THOMSON
FINANCIAL**

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, _____Robert Abbott, Jr._____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____South Atlantic Enterprises, Inc._____ , as

of _____February 26_____, 2008____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____   _Robert Abbott_ 2-26-08
                                                                                      Signature
                                                            _President_____
                                                                      Title

_Dan J Sammis_____
     Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SOUTH ATLANTIC ENTERPRISES, INC.

FINANCIAL STATEMENTS
with the
INDEPENDENT AUDITORS' REPORT
AND OTHER FINANCIAL INFORMATION

For the Years Ended December 31, 2007 and 2006

South Atlantic Enterprises, Inc.

Audited Financial Statements
and Other Financial Information

For the years ended December 31, 2007 and 2006

Contents

McKNIGHT WOOD & GUY, P.A.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Thomas G. McKnight, CPA

Fred P. Wood, Jr., CPA

Stephen M. Guy, CPA

211 E. Six Forks Road, Suite 112
Raleigh, North Carolina 27609-7743
919-828-7722   Fax 919-828-7758
www.mwgpa.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
South Atlantic Enterprises, Inc.
Raleigh, North Carolina

We have audited the accompanying statements of financial condition of South Atlantic Enterprises, Inc., as of December 31, 2007 and 2006 and the related statements of operations and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of South Atlantic Enterprises, Inc. as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplementary section is presented for purpose of analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

McKnight Wood & Guy, P.A.

McKnight Wood & Guy, P.A.

February 19, 2008

SOUTH ATLANTIC ENTERPRISES, INC.
STATEMENTS OF FINANCIAL CONDITION
For the years ended December 31, 2007 and 2006

	2007	2006
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 277,435	$ 212,262
Marketable securities	682,963	604,968
Total Current Assets	960,398	817,230
Total Assets	$ 960,398	$ 817,230
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current Liabilities:		
Accrued expenses	$ -	$ 21,894
Due to Stockholder	-	1,172
Total Current Liabilities	-	23,066
Stockholder's Equity:		
Common Stock, $1 par value, 100,000 shares authorized, 100 issued and outstanding	$ 100	$ 100
Retained Earnings	751,507	658,646
Net unrealized gains on marketable securities	208,791	135,418
Total Stockholder's Equity	960,401	794,164
Total Liabilities and Stockholder's Equity	$ 960,398	$ 817,230

See Accountants' Report and Notes to Financial Statements.

SOUTH ATLANTIC ENTERPRISES, INC.
STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
For the years ended December 31, 2007 and 2006

	2007		2006	
REVENUES				
Management & investment advisory income	$	340,000	$	429,997
EXPENSES				
Officer's salary	$	175,000	$	175,000
Consulting and research fees		-		96,000
Retirement plan contribution		45,000		44,000
Taxes and licenses		9,663		10,029
Office expense		4,179		1,571
Telephone		5,832		6,082
Rent/occupancy		5,525		4,575
Legal and accounting		6,336		6,091
Travel		4,626		1,529
Meals and Entertainment		884		347
Miscellaneous expense		-		1,532
Insurance		534		187
Dues and publications		1,336		2,462
Interest		100		-
Total Expenses	$	259,015	$	349,405
OPERATING INCOME	$	80,985	$	80,592
Other income (expense)				
Dividends and interest		29,761		25,427
Gain/(loss) on sale of securities		7,744		461
Miscellaneous		-		732
NET INCOME	$	118,490	$	107,212
Beginning Retained Earnings	$	658,646	$	554,412
Shareholder distributions		(25,629)		(2,978)
Ending Retained Earnings	$	751,507	$	658,646

See Accountants' Report and Notes to Financial Statements.

SOUTH ATLANTIC ENTERPRISES, INC.
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2007 and 2006

CASH FLOWS FROM OPERATING ACTIVITIES		2007		2006
Net income	$	118,490	$	107,212
Adjustments to reconcile net Income to net cash provided (used) by operating activities:				
(Gain)/loss on sale of marketable securities		(7,744)		(461)
Changes in operating assets and liabilities:				
Increase (decrease) in accrued expense/deposit		(23,066)		(106,106)
Net cash provided (used) by operating activities	**$**	**87,680**	**$**	**645**
CASH FLOWS FROM INVESTING ACTIVITIES				
Proceeds from sale and maturity of investments	$	13,077	$	379,847
Purchase of investments		(9,955)		(402,819)
Net cash provided (used) by investing activities	**$**	**3,122**	**$**	**(22,972)**
CASH FLOWS FROM FINANCING ACTIVITIES				
Shareholder distributions	$	(25,629)	$	(2,978)
Net cash provided (used) by financing activities	**$**	**(25,629)**	**$**	**(2,978)**
NET INCREASE (DECREASE) IN CASH	**$**	**65,173**	**$**	**(25,305)**
Cash and cash equivalents at beginning of year	$	212,262	$	237,567
Cash and cash equivalents at end of year	**$**	**277,435**	**$**	**212,262**

SUPPLEMENTAL DISCLOSURES

Cash paid during the year for:		
Interest expense	100	-0-
Income taxes	-0-	-0-

DISCLOSURE OF ACCOUNTING POLICY

For purposes of the statement of cash flows, the company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

See Accountants' Report and Notes to Financial Statements.

NOTE 1 – SUMMARY SIGNIFICANT ACCOUNTING POLICIES

Nature of operations

The company generates its revenues by identifying private transactions for institutional investors and by introducing lenders to operating companies.

Property and equipment

Property and equipment are stated at cost. Expenditures for maintenance and repairs are expensed as incurred while renewals and betterments are capitalized.

Income taxes

The company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the company does not pay federal and state corporate income taxes on its taxable income, nor is it allowed a net operating loss carryover or carryback as a deduction. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the company's net income/(loss) for the period.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

NOTE 2 – MARKETABLE DEBT AND EQUITY SECURITIES

Cost and fair value of marketable debt and equity securities at December 31, 2007 and 2006 are as follows:

	Cost	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value
December 31, 2006				
Available for Sale				
Equity securities	$469,550	$135,418		$604,968
December 31, 2007				
Available for Sale				
Equity securities	$474,172	$208,791		$682,963

The company uses the first-in, first-out (FIFO) method to determine the cost when calculating gains and losses on sales of marketable securities. Gross realized gains on sales of securities available for sale were $7,744 and $461 in 2007 and 2006 respectively. Unrealized holding gains on securities available for sale in the amount of $208,791 and $135,418 has been credited to stockholder's equity for the year ended December 31, 2007 and 2006 respectively.

NOTE 3 – RETIREMENT PLAN

The company has a SEP Plan covering its sole employee. The company may contribute up to 25% of eligible compensation for 2007 and 2006, not to exceed certain established statutory limits. Contributions in the amount of $45,000 and $44,000 were made for the years ended December 31, 2007 and 2006.

NOTE 4 – EXEMPTION FROM RULE 15c3-3

The company is registered with the Securities and Exchange Commission as a broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. The company operates under the exemptive provisions (k)(2)(i) of Rule 15c3-3 and therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

NOTE 5 – NET CAPITAL REQUIREMENT

The company, as a registered broker-dealer, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule. This rule requires that the company maintain minimum net capital, as defined, of $5,000 or 6-2/3 percent of aggregate indebtedness, as defined. The rule also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007 and 2006, the company had net capital of $904,438 and $750,773. These amounts exceeded the required net capital by $899,438 and $745,773 respectively. The company's aggregate indebtedness to net capital was .00 and .0307 to 1 for the years ended December 31, 2007 and 2006.

SUPPLEMENTARY INFORMATION

SOUTH ATLANTIC ENTERPRISES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
For the years ended December 31, 2007 and 2006

	2007	2006
TOTAL STOCKHOLDER'S EQUITY	$ 960,398	$ 794,164
DEDUCTIONS AND/OR CHANGES		
Non-allowable assets	-	-
TENTATIVE NET CAPITAL	960,398	794,164
Haircut on securities	(55,960)	(43,391)
NET CAPITAL	$ 904,438	$ 750,773
AGGREGATE INDEBTNESS		
Accrued expenses and other current liabilities	-	23,066
PERCENTAGE OF AGGREGATE INDEBTNESS		
TO NET CAPITAL	0.00%	3.07%
MINIMUM NET CAPITAL REQUIRED	5,000	5,000
EXCESS OF NET CAPITAL OVER		
MINIMUM REQUIRED	899,438	745,773

RECONCILIATION WITH COMPANY'S COMPUTATION
IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2006 & 2005

Net capital as reported in Company's Part II:		
Unaudited Focus Report	904,438	775,203
Audit adjustment for SEP, accrued and		
other expenses/timing difference		
(no material difference for 2007)	-	(24,430)
NET CAPITAL PER ABOVE	$ 904,438	$ 750,773

See Accountants' Report and Notes to Financial Statements.

Thomas G. McKnight, CPA

Fred P. Wood, Jr., CPA

Stephen M. Guy, CPA

211 E. Six Forks Road, Suite 112
Raleigh, North Carolina 27609-7743
919-828-7722   Fax 919-828-7758
www.mwgpa.com

To the Board of Directors
South Atlantic Enterprises, Inc.
Raleigh, North Carolina

In planning and performing our audit of the financial statements of South Atlantic Enterprises, Inc. for the year ended December 31, 2007, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by South Atlantic Enterprises, Inc. including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because South Atlantic Enterprises, Inc. does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by South Atlantic Enterprises, Inc. in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserves System.

The management of South Atlantic Enterprises, Inc. is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objective. Two of the objective of an internal control structure and the practices and procedures to provide management with reasonable but not absolute assurance that assets for which South Atlantic Enterprises, Inc. has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

South Atlantic Enterprises, Inc.
Internal Control Report
Page 2

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that South Atlantic Enterprises, Inc.'s practices and procedures were adequate at December 31, 2007 to meet the SEC objectives.

This report is intended solely for the use of the shareholders, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.



McKnight Wood & Guy, P.A.

February 19, 2008

END